UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s Earnings Release for the six-month period ended on June 30, 2005

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

FOR IMMEDIATE RELEASE SQM REPORTS EARNINGS FOR THE FIRST HALF OF 2005

Highlights
	•	Second quarter 2005 earnings increased 87.5% from US$ 0.60 per ADR. for the second quarter 2004, to US$ 1.13 per ADR for the same quarter 2005.

	•	Earnings per ADR increased 82.5% from US$ 1.13 for the six-month period ended June 30, 2004, to US$ 2.07 for the six-month period ended June 30, 2005.

	•	Better price environment and the increasing demand are the main drivers for our improving results.

Santiago, Chile, August 09, 2005.-Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the second quarter of 2005, which reached US$ 29.7 million (US$ 1.13 per ADR), 87.5% higher than the US$ 15.9 million recorded during the same period of the previous year. Operating income for the second quarter reached US$ 51.0 million, higher than the US$ 29.8 million reported for the same period during 2004. Revenues totaled US$ 229.7 million, higher than the US$ 204.7 million recorded for the same period of 2004.

SQM’s Chief Executive Officer, Patricio Contesse, stated “With these results we have completed 17 straight quarters in which our quarterly earnings have been higher year-over-year. The better price environment, the continuous demand increase and the development of new products have helped us consolidate the improvement in our results”.

Earnings for the first half of 2005 reached US$ 54.5 million (US$ 2.07 per ADR), 82.5% higher than the US$ 29.9 million reported for the first half of the previous year. Operating income for the first half of 2005 was US$ 88.9 million (20.4% of revenues), higher than the US$ 53.7 million (14.4% of revenues) of the first half of the previous year. Revenues obtained during the first half of 2005 reached US$ 436.2 million, approximately 16.9% higher than the US$ 373.1 million reported for the same period of the previous year.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

The analysis of the different business areas is the following:

1.- Specialty Plant Nutrition (SPN )

SPN revenues during the second quarter of 2005 reached US$ 122.6 million, higher than the US$ 111.7 million recorded for the second quarter of 2004.

During the first half of 2005 revenues reached US$ 237 million, higher than the US$ 201 million of the same period of the previous year.

		6-month ended June, 2005	6-month ended June, 2004	1H05/1H04

Sodium nitrate	Th. Ton	25	31	-6	-18%
Potassium nitrate and sodium potassium nitrate	Th. Ton	385	417	-32	-8%
Blended and borate specialty plant nutrients	Th. Ton	77	92	-15	-16%
Other non SQM specialty plant nutrients	Th. Ton	52	49	3	6%

Potassium sulfate	Th. Ton	81	65	17	26%

Revenues Specialty Plant Nutrition	MUS$	237	201	36	18%

The approximate 3% decrease in total sales volume is mainly explained by:

•	Lower sales of sodium nitrate, consistent with its use as raw material in the higher production of potassium nitrate

•	Higher sales of potassium nitrate to Europe, offset by lower sales of sodium potassium nitrate to the Latin American markets. The reason for this decrease in volumes was a shift of part of 1H05 shipments to 2H05 due to lower vessel availability. We expect 2H05 volumes of sodium potassium nitrate to be significantly higher than 2H04 volumes.

•	Higher sales of potassium sulfate in most of our markets as we continue to increase production.

SQM expects full year sales volumes to be similar or slightly lower than 2004. As stated in previous releases, demand continues to be strong, but volume growth is still hindered by capacity constraints faced by producers worldwide, including SQM. Accordingly, SQM will continue focusing in more profitable markets.

Consistent with the positive market conditions, the SPN business´ prices have maintained the upward trend observed during the first quarter and should continue throughout the rest of the year. This improved price environment has been partially offset by the increase in production costs, including energy, raw materials and freight costs.

SPN gross margin(1) for the first half of 2005 was approximately US$ 20 millionhigher than the margin of the same period of the previous year.

2.- Industrial Chemicals

Industrial Chemicals revenues during the second quarter of 2005 reached US$ 18.8 million, higher than the US$ 18.1 million recorded for the second quarter of 2004.

During the first half of 2005 revenues reached US$ 37 million, higher than the US$ 35 million of the same period of the previous year.

		6-month ended June, 2005	6-month ended June, 2004	1H05/1H04

Industrial nitrates	Th. Ton	89	91	-2	-2%
Sodium sulfate	Th. Ton	17	17	0	-2%
Boric acid	Th. Ton	2.6	3.4	-1	-25%

Revenues Industrial Chemicals	MUS$	37	35	2	5%

Industrial nitrates sales volumes remained relatively the same as last year.

Sodium sulfate remained the same as last year mainly due to capacity limitations.

Increase in prices for most of our industrial products, mainly explained the increase of 5% in revenues for this product line.

Industrial chemicals gross margin for the first half of 2005 was approximately US$ 1.5 million higher than the gross margin of the same period of the previous year, mainly explained by better price conditions.

3.- Iodine and iodine derivatives

Iodine and iodine derivatives revenues for the second quarter of 2005 reached US$ 37.0 million, higher than the US$ 29.3 million of the same period of the previous year.

During the first half of 2005 revenues reached US$ 74.7 million, 37.0% higher than the US$ 54.5 million recorded for the first half of 2004.

		6-month ended June, 2005	6-month ended June, 2004

Iodine and derivates	Th. Ton	4.3	3.9	0.4	10%

Revenues Iodine and derivates	MUS$	74.7	54.5	20.2	37%

The increase in revenues recorded in this business line is mainly explained by higher sales volume and prices due to continued demand increase, driven by Europe and India. The main drivers for the market growth were the consumption in the x-ray contrast media and biocides markets.

This increased demand combined with the high capacity utilization rates in the industry have put an upward pressure on prices, which for the first half of this year grew on average close to US$ 3.5 per kilogram compared to the same period of the previous year.

Iodine and iodine derivates gross margin for the first half of 2005 was approximately US$ 11 million higher than the gross margin of the previous year.

4.- Lithium and lithium derivatives

Revenues for lithium and lithium derivatives for the second quarter of 2005 were US$ 22.0 million, higher than the US$ 15.7 millions reached for the same period of 2004

During the first half of 2005 revenues reached US$ 41.2 million, 46.2% higher than the US$ 28.2 million recorded for the first half of 2004.

		6-month ended June, 2005	6-month ended June, 2004	1H05/1H04

Lithium carbonate and derivatives	Th. Ton	15.3	14.8	0.5	3%

Revenues Lithium and derivatives	MUS$	41.2	28.2	13.0	46%

Higher revenues are result of higher sales volumes particularly in Asia and Europe, driven by the glass industry. Another important application driving market growth is batteries, to which we increased our sales by approximately 10%.

The strong demand observed, together with tight worldwide capacity, continues to influence prices and we expect that the upward trend will continue during this year.

Regarding lithium hydroxide, demand continues to increase as the greases market continues to be benefited by the worldwide economic situation. Demand is expected to grow by approximately 5% for this year.

Lithium and lithium derivatives gross margin for the first half of 2005 was approximately US$ 4.5 million higher than the gross margin of the same period of previous year.

5.- Others

Potassium chloride

Potassium chloride revenues for the second quarter of 2005 reached US$ 10.8 million, higher than the US$ 7.4 million reached during the same period of 2004.

During the first half of 2005 revenues reached US$ 15.5 million, 8.6% lower than the US$ 17.0 million recorded in the first half of 2004.

		6-month ended June, 2005	6-month ended June, 2004	1H05/1H04

Potassium chloride	Th. Ton	64.1	108.1	-44.0	-41%

Revenues Potassium Chloride	MUS$	15.5	17.0	-1.5	-9%

The 41% decrease in third party sales is the result of lower potassium chloride availability due to increased internal consumption in the production of potassium nitrate

Other commodity fertilizers

Sales of other commodity fertilizers decreased from US$ 37.7 million, to US$ 31.2 million in the first half of 2005, mainly due to lower volume sales in Chile and Mexico. Sales in Chile were affected by bad weather conditions that delayed most of the fertilization season to the third quarter of 2005.

Outlook for the year 2005

Given the improvement the Company has experienced in its main markets, and considering the positive trends observed so far, SQM reaffirms its view that the year 2005 will be positive for the Company.

Even though the less favorable exchange rate scenario and the increasing energy and freight costs pose new challenges for the company, SQM expects that second half operating income should be higher than second half 2004 and slightly higher than first half 2005.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$ 30.4 million (6.7% of revenues) during the first half of 2005 compared to the US$ 26.7 million (7.2% of revenues) recorded during the same period of the previous year.

Non-operating income for the first half of 2005 shows a US$ (16.8) million loss which compares to a US$ (10.8) million loss for the previous year. The main variations in the non-operating income were the following:

•	Net financial expenses(2) decreased from US$ (9.1) million in the first six months of 2004 to US$ (7.5) million in the first half of 2005, due to the low debt position along with lower interest rate.

•	The decrease of the value of the Euro against the US dollar during 2005 first half, negatively affected the exchange rate during this year.

As explained in our press release, dated July 27 2005, during second quarter 2005 we made non-operating provisions in the amount of US$ 4.5 million. This provision is related to the French Arbitration Court ruling in connection with a claim presented by two French companies against SQM. The ruling basically stated that SQM has to pay approximately US$ 6 million, including costs and expenses. The company had provisions associated to this claim for approximately US$ 1.5 million before second quarter 2005.

Notes:

2004 figures have been adjusted to include the effect caused by our affiliate Fenasa, which is not longer consolidated. Its financial effect is now included in gain/loss from investments in related companies.

(1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2) Net financial expenses correspond to total financial expenses net of financial income during the period.

(3) Net financial debt corresponds to interest bearing debt less cash and cash equivalents at the end of each period.

SQM is an integrated producer and distributor of specialty plant nutrition products, industrial chemicals and iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty fertilizers, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty fertilizers.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact: Carolina Pavez, 56-2-4252274 / 56-2-4252485 / mapavez@sqm.com

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Balance Sheet

(US$ Millions)	As of March 31
	2005	2004

Current Assets	642.6	543.9
Cash and cash equivalents (1)	67.9	81.8
Account receivables (2)	196.4	172.9
Inventories	321.2	254.7
Others	57.1	34.4

Fixed Assets	721.8	674.6

Other Assets	91.4	136.5
Investment in related companies (3)	35.8	70.6
Others	55.6	65.9

Total Assets	1,455.8	1,355.0

Current Liabilities	120.7	195.1
Short term interest bearing debt	4.9	104.7
Others	115.8	90.4

Long-Term Liabilities	349.7	243.3
Long term interest bearing debt	300.0	200.0
Others	49.7	43.3

Minority Interest	31.7	27.4

Shareholders' Equity	953.7	889.3

Total Liabilities	1,455.8	1,355.0

Current Ratio (4)	5.3	2.8
Net Debt / Total capitalization (5)	19.4%	19.6%

(1) Cash + time deposits + marketable securities
(2) Account receivables + account receivables from related co.
(3) Investment in related companies net of goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Net Interest bearing debt / (Net Interest bearing debt + Equity+ Minority Int.)

Income Statement

			For the 6-month period
(US$ Millions)	For the 2nd Quarter		ended June 30.
	2005	2004	2005	2004

Revenues	229.7	204.7	436.2	373.1

Specialty Plant Nutrition	122.6	111.7	236.5	200.5
Potassium nitrate and Blended Fertilizers(1)	108.6	100.6	210.5	183.4
Potassium Sulfate	13.9	11.1	26.0	17.2
Industrial Chemicals	18.8	18.1	37.1	35.2
Industrial Nitrates	16.7	15.8	33.3	30.7
Sodium Sulfate	1.3	1.3	2.2	2.5
Boric Acid	0.8	1.0	1.6	1.9
Iodine and iodine derivatives	37.0	29.3	74.7	54.5
Lithium and lithium derivatives	22.0	15.7	41.2	28.2
Other Income	29.4	29.9	46.7	54.7
Potassium Chloride (Potash)	10.8	7.4	15.5	17.0
Others	18.6	22.5	31.2	37.7

Cost of Goods Sold	(146.1)	(146.4)	(284.0)	(263.1)
Depreciation	(16.5)	(14.7)	(33.0)	(29.6)

Gross Margin	67.1	43.5	119.3	80.4

Selling and Administrative Expenses	(16.1)	(13.8)	(30.4)	(26.7)

Operating Income	51.0	29.8	88.9	53.7

Non-Operating Income	(11.5)	(6.0)	(16.8)	(10.8)
Financial Income	1.7	1.0	2.9	1.6
Financial Expenses	(5.5)	(5.6)	(10.4)	(10.7)
Capitalized Interest (2)	1.2	0.3	1.9	0.7
Others	(8.8)	(1.8)	(11.2)	(2.5)

Income Before Taxes	39.5	23.8	72.1	42.9
Income Tax	(9.4)	(7.0)	(16.6)	(11.4)
Other Items	(0.3)	(0.9)	(1.0)	(1.6)

Net Income	29.7	15.9	54.5	29.9
Net Income per ADR (US$)	1.13	0.60	2.07	1.13

(1) Includes Blended Fertilizers. Yara Specialty Plant Nutrition and Other Specialty Plant Nutrition
(2) Capitalized Interests in fixed assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: August 9, 2005